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                                                                   EXHIBIT 99.12


       [FORM OF OPINION AND CONSENT OF TAX COUNSEL SUPPORTING TAX MATTERS]




                                                              ____________, 2003



ABN AMRO Funds
161 North Clark Street
Chicago, Illinois  60601


       RE: REORGANIZATION OF ABN AMRO SELECT SMALL CAP FUND INTO ABN AMRO/TAMRO SMALL CAP FUND

Ladies and Gentlemen:

         You have requested our opinion regarding certain federal income tax consequences of the reorganization ("Reorganization") by and between ABN AMRO/TAMRO Small Cap Fund ("Acquiring Fund"), a separate series of ABN AMRO Funds, a Delaware business trust (the "Trust"), and ABN AMRO Select Small Cap Fund ("Selling Fund"), also a separate series of the Trust. The Acquiring Fund and the Selling Fund are each referred to herein as a "Fund" and collectively referred to herein as the "Funds." The Reorganization contemplates the transfer of all the assets of the Selling Fund in exchange for Class N voting shares of beneficial interest, no par value per share, of the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of the liabilities of the Selling Fund. Thereafter, the Acquiring Fund Shares received by the Selling Fund will be distributed to the shareholders of the Selling Fund in complete liquidation of the Selling Fund. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of ________, 2003 (the "Agreement"), entered into by the Trust on behalf of each of the Funds.

         In rendering this opinion, we have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

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VEDDER PRICE

ABN AMRO Funds
____________, 2003
Page 2


         Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the agreements and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate at the effective time of the Reorganization (the "Effective Time"). We have undertaken no independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

         For the purposes indicated above, and based upon the facts, assumptions and conditions as set forth herein, and the representations made to us by duly authorized officers of the Trust on behalf of each of the Funds in letters dated ________, 2003, it is our opinion that for federal income tax purposes:

         1. The transfer of all of the Selling Fund's assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund, followed by the distribution of the Acquiring Fund Shares to the Selling Fund shareholders in dissolution and complete liquidation of the Selling Fund, will constitute a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Selling Fund will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

         2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund. Section 1032(a) of the Code.

         3. No gain or loss will be recognized by the Selling Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund or upon the distribution of the Acquiring Fund Shares to the Selling Fund shareholders in exchange for such shareholders' shares of the Selling Fund. Sections 361(a) and (c) and 357(a) of the Code.

         4. No gain or loss will be recognized by the Selling Fund shareholders upon the exchange of their Selling Fund shares solely for the Acquiring Fund Shares in the Reorganization. Section 354(a) of the Code.

         5. The aggregate tax basis of the Acquiring Fund Shares received by each Selling Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Selling Fund shares exchanged therefor. Section 358(a)(1) of the Code.

         6. The holding period of the Acquiring Fund Shares to be received by each Selling Fund shareholder will include the holding period during which the Selling Fund shares

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VEDDER PRICE

ABN AMRO Funds
____________, 2003
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exchanged therefor were held by such shareholder, provided the Selling Fund shares were held as capital assets at the Effective Time of the Reorganization.
Section 1223(1) of the Code.

         7. The tax basis of the assets of the Selling Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately before the Reorganization. Section 362(b) of the Code.

         8. The holding period of the assets of the Selling Fund received by the Acquiring Fund will include the period during which such assets were held by the Selling Fund. Section 1223(2) of the Code.

         9. Pursuant to section 381(a) of the Code and the Treasury Regulations promulgated thereunder, the Acquiring Fund will succeed to and take into account certain tax attributes of the Selling Fund, such as the earnings and profits and capital loss carryovers, subject to the provisions and limitations, if any, specified in sections 381, 382, 383 and 384 of the Code.

                                      FACTS

         Our opinion is based upon the above referenced representations and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

         The Selling Fund and the Acquiring Fund are separate series of the Trust. The Trust has been registered and operated since it commenced operations as an open-end, management investment company under the Investment Company Act of 1940 (the "1940 Act"). Each of the Selling Fund and the Acquiring Fund has qualified and will qualify as a regulated investment company under section 851 of the Code for each of its taxable years, and has distributed and will distribute all or substantially all of its income so that it and its shareholders have been and will be taxed in accordance with section 852 of the Code.

         Upon satisfaction of certain terms and conditions set forth in the Agreement on or before the Effective Time, the following will occur: (a) the transfer of all the assets of the Selling Fund solely in exchange for voting shares of beneficial interest of the Acquiring Fund, (b) the assumption by the Acquiring Fund of the liabilities of the Selling Fund, and (c) the distribution by the Selling Fund to the Selling Fund shareholders of the Acquiring Fund Shares in complete liquidation of the Selling Fund. The assets of the Selling Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables, owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund.

         As soon as practicable after the Effective Time, the Selling Fund will be completely liquidated and will distribute all of the Acquiring Fund Shares it receives pro rata to its


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VEDDER PRICE

ABN AMRO Funds
____________, 2003
Page 4


shareholders of record in exchange for such shareholders' interests in the Selling Fund. Such distribution will be accomplished by opening accounts on the share records of the Acquiring Fund in the names of the shareholders of the Selling Fund and transferring to those shareholder accounts the pro rata number of Acquiring Fund Shares due each shareholder.

         As a result of the Reorganization, every shareholder of the Selling Fund will own Acquiring Fund Shares that will have an aggregate per share net asset value immediately after the Effective Time equal to the aggregate per share net asset value of that shareholder's Selling Fund shares immediately prior to the Effective Time. Since the Acquiring Fund Shares issued to the shareholders of the Selling Fund will be issued at net asset value in exchange for the net assets of the Selling Fund having a value equal to the aggregate per share net asset value of those Acquiring Fund shares so issued, the net asset value of the Acquiring Fund Shares should remain virtually unchanged by the Reorganization.

         The investment objectives of the Acquiring Fund will be substantially similar to those of the Selling Fund and the Acquiring Fund will continue the historic business of the Selling Fund and will use a significant portion of the Selling Fund's historic assets in its business.

         The management of the Selling Fund has represented to us that, to the best of their knowledge, there is no current plan or intention on the part of any Selling Fund shareholders to sell, exchange, redeem or otherwise dispose of a number of the Acquiring Fund Shares received in the Reorganization (or shares of the Selling Fund outstanding prior to the Reorganization) that would reduce the ownership by shareholders of the Selling Fund to a number of shares of the Acquiring Fund having a value, as of the Effective Time, of less than 50 percent of all the formerly outstanding shares of the Selling Fund as of the same time (for this purpose treating shares of the Selling Fund that were redeemed or otherwise disposed of in anticipation of the Reorganization as outstanding as of the Effective Time). In issuing our opinion, we have assumed that there is, in fact, no such plan or intention. If such assumption were inaccurate, it could adversely affect the opinions contained herein.

         In approving the Reorganizations, the Board of Trustees of the Trust identified certain benefits that are likely to result from combining the Funds, including administrative and operating efficiencies. The Board also considered the possible risks and costs of combining the Funds and determined that the Reorganization is likely to provide benefits to the shareholders of the Selling Fund that outweigh the costs incurred.

                                   CONCLUSION

         Based on the foregoing, it is our opinion that the transfer of all of the assets of the Selling Fund, pursuant to the Agreement, in exchange for voting shares of beneficial interest of the Acquiring Fund will qualify as a reorganization under section 368(a) of the Code.

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VEDDER PRICE

ABN AMRO Funds
____________, 2003
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         Our opinions set forth above with respect to (1) the nonrecognition of gain or loss to the Selling Fund and the Acquiring Fund, (2) the basis and holding period of the assets received by the Acquiring Fund, (3) the nonrecognition of gain or loss to the Selling Fund's shareholders upon the receipt of the Acquiring Fund Shares, and (4) the basis and holding period of the Acquiring Fund Shares received by each Selling Fund shareholder, follow as a matter of law from the opinion that the transfer under the Agreement will qualify as a reorganization under section 368(a) of the Code.

         The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

         Our opinions are limited to those federal income tax issues specifically considered herein and are addressed to and are only for the benefit of the Trust. We do not express any opinion as to any other federal income tax issues, or any state or local law issues, arising from the transactions contemplated by the Agreement. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

         We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form N-14 (File No. 333-_______) relating to the Reorganization.

                                       Very truly yours,



                                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.